Nicole Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

May 25, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Barbara C. Jacobs
Jan Woo
Jeff Kauten
Joyce Sweeney
Craig Wilson

Re:	Endava Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted April 16, 2018
CIK No. 0001656081

Ladies and Gentlemen:

On behalf of our client, Endava Limited (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 1, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Capitalized terms used but not defined herein are used herein as defined in the Draft Registration Statement.

Endava Limited Consolidated Financial Statements

Consolidated Statement of Comprehensive Income, page F-3

1.
We note your response to prior comment 16. Please describe for us the nature of the services provided under time and materials contracts, fixed price contracts and managed services arrangements. Quantify separately the amount of revenues earned under fixed price contracts and managed services in fiscal 2015 and 2016. Please explain why presenting the components of your revenue is not needed on the face of your income statement to assist investors in understanding your financial performance and the extent to which that financial performance can be used to assess your future revenue expectations. Address paragraphs 85 and 86 of IAS 1 in your response.

May 25, 2018

Response to Comment 1:

The Company respectfully advises the Staff that all of the Company’s revenue is related to the provision of IT services. The nature of the services that the Company provides under time and materials contracts and fixed price contracts are identical, with the Company providing different payment terms only to meet the needs of clients. From time to time, certain of the Company’s clients request that the Company perform ongoing maintenance and hosting in connection with IT services projects, and the Company enters into managed service contracts with respect to these client engagements. However, the Company does not market and sell managed services separately from the IT services subject to time and materials or fixed price contracts. The Company also does not disaggregate revenue by contract type for the purposes of internally measuring or monitoring the Company’s performance. The Company’s business strategy is not focused on migrating clients to time and materials or fixed price contracts, respectively, nor is the Company strategically prioritizing or deprioritizing the sale of managed service contracts. In addition, managed service contracts do not present significantly different risk profiles from other IT services that would therefore warrant separate disclosure. Accordingly, the Company does not believe that presentation of revenue by contract type is relevant to an understanding of the Company’s financial performance and the Company therefore believes that an aggregate revenue presentation is appropriate under IAS1.85 and IAS1.86. Further, the Company respectfully submits that disclosing revenue by contract type may also be misleading to investors as these categories of revenue are not reflective of how the Company manages its business and, therefore, are not germane to the Company’s historical financial performance or the extent to which historical financial performance can be used to assess future revenue expectations. Finally, the Company does not have readily available the information to quantify total revenue under fixed priced contracts and managed service contracts for fiscal years 2015 and 2016, as the Company installed a new enterprise resource planning system in fiscal year 2017 and the Company’s previous systems did not separately track this information.

Corporate Reorganization, page 6

2.
In your response to prior comment 17 you state that you have allocated to cost of sales those costs that you have deemed to be directly related to the generation of revenue. It appears that you need to allocate indirect costs as well as direct costs to cost of sales. Your current allocation of costs to cost of sales appears to present a measure of gross profit that is incomplete, as it excludes costs that you incur to generate revenue. As a result, it appears that your current presentation does not provide your financial statement users insight into the total cost you incurred to generate your revenue or the amount incurred for other functional activities, such as selling, general and administrative. We note that you have classified certain expenses that are functionally costs of sales to your selling, general and administrative line item, including but not limited to share-based payments, depreciation and amortization and operating lease costs. Please revise your financial statement presentation to report line items comprised of functional expenses of a similar nature and

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

May 25, 2018

subtotals of gross profit that are complete. Refer to paragraphs 15, 29, 85, 85A, 99, and 103 of IAS 1.

Response to Comment 2:

The Company respectively advises the Staff that it believes its financial statement presentation for its direct and indirect costs is reliable and relevant under IAS1.105 and that its financial statements reflect a fair presentation under IAS1.15. However, in light of the Staff’s comment, the Company will voluntarily adjust its presentation of cost of sales to include the indirect share-based compensation expense, depreciation and amortization expense and operating lease expense allocable to the individuals involved in generating revenue. The Company believes such change in the presentation of costs of sales is in line with the requirements of IAS1 paragraphs 41, 45 and 46, as it provides information that is reliable and more relevant to users of the Company’s financial statements and the revised structure is likely to continue, so that comparability is not impaired.

In particular, in response to the Staff’s comment, the Company proposes to revise the Company’s consolidated statement of comprehensive income to add allocated share-based compensation expense, depreciation and amortization expense and operating lease expense to its total cost of sales and to add two subtotal lines below total cost of sales, which will include: direct cost of sales and allocated cost of sales. Direct cost of sales will include all of the expenses currently reflected in cost of sales plus share-based compensation expense related to the employees whose compensation is otherwise included in cost of sales. Allocated cost of sales will include allocated depreciation and amortization expense and operating lease expense to the extent such expenses indirectly contribute to the generation of the Company’s revenue. The related disclosure for these proposed changes will be made throughout the Draft Registration Statement and in the Company’s consolidated financial statements in a subsequent pre-effective amendment to the Company’s Draft Registration Statement.

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500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

May 25, 2018

Please direct any questions or comments concerning the Draft Registration Statement or this response letter to either the undersigned at (617) 937-2357 or Richard Segal at (617) 937-2332.
Very truly yours,
/s/ Nicole Brookshire
Nicole Brookshire

cc:	Mark Thurston, Endava Limited
Graham Lee, Endava Limited
Richard Segal, Cooley LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM